Exhibit 99.39

GREENBROOK TMS ANNOUNCES PROPOSED SHARE CONSOLIDATION

December 4, 2020 – Toronto, ON – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) announces today that, in support of its previously-announced application to list its common shares (the “Common Shares”) on The Nasdaq Stock Market LLC (“NASDAQ”), and to assist the Company in meeting the NASDAQ’s initial listing requirements, the Company will hold a special meeting of shareholders (the “Special Meeting”) on January 12, 2021 to, among other things, consider, and if deemed appropriate, to approve, a special resolution to authorize amendments of the Company’s articles to consolidate its issued and outstanding Common Shares (the “Consolidation”).

The range of ratios for the Consolidation are set out in the Management Information Circular (the “Circular”), a copy of which is available on SEDAR at www.sedar.com and will be mailed to shareholders of record on or about December 15, 2020. At the Special Meeting, shareholders may also be asked to consider and vote in respect of other matters that may be properly brought before the Special Meeting.

Subject to the approval of the Toronto Stock Exchange, approval of the special resolution by shareholders would give the Board of Directors the authority to implement the Consolidation, or, in its discretion, revoke to the special resolution, without further approval or action or prior notice to shareholders. If approved and implemented, the Consolidation will occur simultaneously for all of the Common Shares and will affect all shareholders uniformly.

The Circular contains, among other things, details concerning the proposed Consolidation, requirements for the Consolidation to be implemented and the procedure for receiving new common shares if the Consolidation is implemented, as well as the procedures for voting at the Special Meeting and other related matters. Shareholders are urged to carefully review the Circular and accompanying materials as they will contain important information regarding the Consolidation.

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 510,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Consolidation and the Special Meeting; the timing, receipt of regulatory approval for, and listing of the Common Shares on NASDAQ, constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the Company being successful in completing the Consolidation or obtaining the necessary regulatory approvals to complete the listing on NASDAQ and the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.